
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

29 August 2003


03029924

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

SEC File No: 82-3622

MASNET No. 45 OF 27.08.2003
Announcement No. 45

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	22/08/2003
Date of change of interest:	20/08/2003
Name of registered holder:	Lim Shyong
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of Options pursuant to Singapore Telecom Share Option Scheme 1999

Shares held in the name of registered holder

No. of shares of the change:	55,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.54
No. of shares held before change:	54,760
% of issued share capital:	
No. of shares held after change:	109,760
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,540	54,760
% of issued share capital:		
No. of shares held after change:	1,540	109,760
% of issued share capital:		
Total shares:	1,540	109,760

Submitted by Chan Su Shan (Ms), Company Secretary on 27/08/2003 to the SGX

SEC File No: 82-3622

MASNET No. 21 OF 22.08.2003
Announcement No. 39

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Interested Person Transactions

Attached is an announcement made by Singapore Telecommunications Limited, pursuant to Listing Rule 902(1)(a)(ii), Listing Manual, on the above.



mas-258.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 22/08/2003 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

INTERESTED PERSON TRANSACTIONS

For the quarter ended 30 June 2003, the interested person transactions authorised under the Shareholders Mandate adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and which was renewed at the Annual General Meeting held on 30 August 2002 were as follows :

Name of interested person	S$ million
Changi International Airport Services Pte Ltd	0.3
Digital Network Access Communications Pte Ltd	1.3
MediaCorp News Pte Ltd	0.2
PowerGrid Limited	4.0
PSA Corporation Limited	0.3
Radiance Communications Pte Ltd	0.3
Singapore Airlines Limited	2.7
Singapore MRT Ltd	1.9
Singapore Power Ltd	0.1
Starhub Cable Vision Ltd	7.3
Starhub Pte Ltd	3.3
TeleChoice International Pte Ltd	0.2
	21.9

For the quarter ended 30 June 2003, the interested person transactions other than the transactions authorised under the Shareholders Mandate were as follows:

Name of interested person	S$ million
Mediacorp Press Ltd	1.4

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 22 August 2003

SEC File No: 82-3622

MASNET No. 22 OF 22.08.2003
Announcement No. 40

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Deregistration of subsidiary - Chapter-e.com Pte Ltd

Singapore Telecommunications Limited ("SingTel") wishes to announce that Chapter-e.com Pte Ltd (the "Company"), a 51%-owned subsidiary of SingTel, has been deregistered and removed from the Register of the Registry of Companies and Businesses.

The Company had ceased its operation of a world wide web portal to engage in electronic commerce since March 2001.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 22 August 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 22/08/2003 to the SGX